EXHIBIT 99.2

Seabridge Gold

REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 24, 2014, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour
A. Frederick Banfield	21,615,094	3,832,793	84.94%
D. Scott Barr	25,196,586	251,301	99.01%
Thomas C. Dawson	25,290,775	157,111	99.38%
Eliseo Gonzalez-Urien	25,037,591	410,296	98.39%
Richard C. Kraus	25,243,614	204,272	99.20%
Jay S. Layman	25,063,893	383,993	98.49%
John W. Sabine	25,249,702	198,184	99.22%
Rudi P. Fronk	25,093,700	354,187	98.61%

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved.
The Authorization of the directors to fix the auditors remuneration.	Resolution approved.
Approval, by disinterested shareholders, of certain option grants to directors.	Resolution approved.
Approval of the proposed Stock Option Grant to a new director.	Resolution approved.
Approval of the Restricted Share Unit Plan of the Corporation and grants under such Plan.	Resolution approved.

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 25, 2014.

SEABRIDGE GOLD INC.

Per:           “C. Bruce Scott”      .

C. Bruce Scott
Vice President, Corporate Affairs and Corporate Secretary